

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

<u>Via E-mail</u>
Puissant Industries, Inc.
c/o Brenda Lee Hamilton, Esq.
Hamilton & Associates Law Group, P.A.
101 Plaza Real South, Suite 201
Boca Raton, Florida 33432

> **Re: Puissant Industries, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 12, 2011**
> **File No. 333-174222**

Dear Ms. Hamilton:

Our preliminary review of Puissant Industries' registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Specifically, we note that the company has not provided a report of its independent accountant.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiency.

You may contact Andri Boerman at (202) 551- 3645, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief